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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53363

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Equitec Proprietary Markets, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 W Jackson Blvd., 20th Floor
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred Goldman — 312-692-5075
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 3 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Fred Goldman , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equitec Proprietary Markets, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

21th day of February 2008

Nancy J. Simenson

Notary Public

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Signature

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

McGladrey & Pullen
Certified Public Accountants

Equitec Proprietary Markets, LLC

Statement of Financial Condition

December 31, 2007

Filed as PUBLIC information pursuant to rule [illegible](d)
under the Securities Exchange Act of 1934

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

Member of
Equitec Proprietary Markets, LLC

We have audited the accompanying statement of financial condition of Equitec Proprietary Markets, LLC (the Company) as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Equitec Proprietary Markets, LLC as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 28, 2008

Equitec Proprietary Markets, LLC

Statement of Financial Condition
December 31, 2007

Assets

Cash	$ 206,418
Securities and derivatives owned, pledged	915,226,765
Dividends receivable	532,022
Rebates receivable	206,565
Other assets	718,082
	$ 916,889,852

Liabilities and Member's Equity

Liabilities	
Securities and derivatives sold, not yet purchased	$ 796,893,608
Payable to clearing broker	99,950,658
Notes payable	1,000,000
Accounts payable and accrued expenses	1,013,784
	898,858,050
Member's equity	18,031,802
	$ 916,889,852

See accompanying notes.

Note 1 Nature of Operations

Equitec Proprietary Markets, LLC (the Company) conducts market-making and proprietary trading activities in exchange-traded securities and derivative financial instruments. All trades are cleared through another broker-dealer. The Company is a limited liability company organized under the laws of the State of Illinois, and is registered as a broker-dealer with the Securities and Exchange Commission (SEC). The Company also provides access to its trading software for affiliated and nonaffiliated entities. The Company is a wholly owned subsidiary of Equitec Group, LLC (Group).

Note 2 Summary of Significant Accounting Policies

Use of Estimates—The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments—Securities and derivative financial instrument transactions are recorded on trade date. Exchange-traded securities and derivative financial instruments are carried at fair value, based on quoted market prices, with unrealized gains and losses reflected in net trading gains.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Income Taxes—The Company is not liable for federal income taxes as the member recognizes the Company's income or loss in its tax return. Accordingly, no provision or benefit for federal income taxes has been made in these financial statements.

Fair Value of Financial Instruments—Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair value or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Reclassification—Certain amounts previously reported have been reclassified to conform to the current year's presentation.

Recently Issued Accounting Pronouncements—In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. Adoption of FIN 48 is required for the Company in the annual reporting for the fiscal year ending December 31, 2008. Management is currently assessing the impact, if any, of FIN 48 on its financial position and results of operations.

In September 2006, the FASB released SFAS No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. At this time, management is evaluating the implications of SFAS 157 and its impact on financial statements issued in subsequent periods.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS 159). SFAS 159 permits companies to elect to follow fair value accounting for certain financial assets and liabilities in an effort to mitigate volatility in earnings without having to apply complex hedge accounting provisions. The standard also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurements attributes for similar types of assets and liabilities. SFAS 159 is effective for the Company for the interim and annual reporting for the year ending December 31, 2008. The Company is currently evaluating the impact of the adoption of SFAS 159, if any, on its financial position, results of operations and cash flows.

Note 3 Securities and Derivatives Owned and Securities and Derivatives Sold, Not Yet Purchased

Securities and derivatives owned and securities and derivatives sold, not yet purchased at December 31, 2007 consist of:

	Owned	Sold, Not Yet Purchased
Equity securities	$ 134,982,513	$ 32,884,894
Equity options	755,419,554	724,422,339
Options on futures contracts	24,824,698	39,586,375
	$ 915,226,765	$ 796,893,608

At December 31, 2007, cash, securities and derivatives on deposit with the Company's clearing broker collateralize amounts due to the clearing broker and securities and derivatives sold, not yet purchased.

Note 4 Related-Party Transactions

The Company has a revolving loan agreement with Group that provides for borrowings of up to $10,000,000 at an annual rate equal to the sum of two times the federal funds rate plus 90 basis points and matures on May 7, 2011.

Also, the Company reimburses Group for its compensation costs.

The Company is reimbursed for certain expenses, including office space and administrative services, that are shared with affiliated entities.

Order routing income is received from affiliated entities for access and usage of the Company's trading software. At December 31, 2007, other assets includes $100,000 due from these affiliated entities for such services.

Note 5 Commitments and Contingencies

In the normal course of business, the Company is subject to various unasserted claims, litigation, regulatory and arbitration matters. Because these claims and matters are at preliminary stages, management is unable to predict their outcome. Although the effect of these claims and matters cannot be determined, management of the Company believes, after consultation with legal counsel, that the resolution of these matters will not result in any material adverse effect upon the Company's financial position or results of operations.

Note 6 Indemnifications

In the normal course of business, the Company enters contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of loss to be remote.

Note 7 Financial Instruments with Off-Balance-Sheet Risk

In connection with its market-making and proprietary trading activities, the Company enters into transactions in a variety of derivative financial instruments, primarily exchange-traded equity options and futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

In addition, the Company sells securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2007, at the fair value of the securities and would incur a loss if the market value of the securities were to increase subsequent to December 31, 2007.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges.

Concentration of Credit Risk—All trades of the Company are cleared through a clearing broker. In the event this counterparty does not fulfill its obligation, the Company may be exposed to risk. The risk of default also depends on the creditworthiness of the counterparties to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of the clearing broker.

The Company, at December 31, 2007, had uninsured deposits with banks of approximately $302,000. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 8 Net Capital Requirements

Pursuant to rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6-2/3 percent of "aggregate indebtedness," as those terms are defined. Net capital changes from day to day, but at December 31, 2007, the Company had net capital and net capital requirements of approximately $11,140,000 and $106,000, respectively. The net capital rule may effectively restrict the withdrawal of equity by the Group.

END